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07006240

BB 6/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Microtrade Networks, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18201 Von Karman, Suite 960
(No. and Street)

Irvine, (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Garari

MICHAEL GARERI

(Area Code – Telephone Number)

PROCESSED
JUN 1 4 2007
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner CPA
(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
6/13

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael Gareri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Microtrake Networks, Inc., as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

CORA M. STEINER
Notary Public State of Nevada
No.97-3587-1
My appt. exp. June 26, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE -MARCH 31, 2007

MICROTRADE NETWORKS, INC.

18201 VON KARMAN, SUITE 960

IRVINE, CALIFORNIA 92612

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Microtrade Networks, Inc.
Irvine, California 92612

I have audited the accompanying statement of financial condition of Microtrade Networks, Inc., as of March 31, 2007 and the related statements of loss, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Microtrade Networks, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Microtrade Networks, Inc. as of March 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States.

George Brenner

Los Angeles, California
May 23, 2007

MICROTRADE NETWORKS, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2007

ASSETS

Cash	$ 6,095
TOTAL ASSETS	$ 6,095

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts Payable	$ 0
State Income Tax Payable	0
TOTAL LIABILITIES	0

SHAREHOLDER'S EQUITY

Common Stock - 7,500,000 shares authorized; par value .001 per share, issued & outstanding 100,000 shares	100
Paid-In capital	85,850
Accumulated deficit	(79,855)
TOTAL SHAREHOLDER'S EQUITY	6,095
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 6,095

See accompanying notes to financial statements

MICROTRADE NETWORKS, INC.

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED MARCH 31, 2007

REVENUES	$ 688
EXPENSES	
Bank Fees	$ 49
Fidelity Bond	1,092
NASD Fees	1,675
SIPC	150
Postage	40
Professional Fees	10,610
Trade Data Set Up	5,000
Trade Data Fees	1,200
Travel	295
TOTAL EXPENSES	20,111
Income/(Loss) Before Tax Provision	(19,423)
PROVISION FOR INCOME TAXES	800
NET INCOME (LOSS)	$(20,223)

See accompanying notes to financial statements

MICROTRADE NETWORKS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2007

	Common Stock	Paid In Capital	Accumulated Deficit
Balance, April 1, 2006	$ 100	$ 66,600	$(59,632)
Capital Contributed		19,250	
Net (Loss)			(20,223)
Balance, March 31, 2007	$ 100	$ 85,850	$(79,855)

See accompanying notes to financial statements

MICROTRADE NETWORKS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2007

OPERATING ACTIVITIES:	
Net Increase/(Loss)	$(20,223)
CASH (REQUIRED) BY OPERATING ACTIVITIES	(20,223)
ACQUISITION ACTIVITIES	0
INVESTING ACTIVITIES	
Capital Contributed	19,250
INCREASE/(DECREASE) IN CASH	(973)
Cash: Beginning of the year	7,068
Cash: End of the year	$ 6,095
SUPPLEMENTAL DATA	
Interest Paid	$ 0
Income Tax	$ 800
NON MONETARY TRANSACTIONS	--

See accompanying notes to financial statements

MICROTRADE NETWORKS, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007

NOTE 1 - ORGANIZATION
Microtrade Networks, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal and only office in Irvine, California. The Company operates pursuant to the (K) (1) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company was incorporated in April 27, 1997, and became a member of the NASD June 8, 1998. In 2007, the Company will begin operating as a Transmitting OSO, a NASD approved operation.

NOTE 2 - NET CAPITAL REQUIREMENT
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At March 31, 2007 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 7.

NOTE 3 - INCOME TAXES
The Company has a Federal net operating loss (NOL) of approximately $16,000 expiring at various dates through 2027. The state requires a minimum payment of $800.

NOTE 4 - CONCENTRATION OF CREDIT RISK
The Company is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly.

NOTE 5 - USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - EXEMPTION FROM THE SEC RULE 15c3-3
Microtrade Networks, Inc., when active, is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Microtrade Networks, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (k) (1).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (k) (1).

MICROTRADE NETWORKS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
MARCH 31, 2007

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$ 6,095
Less non allowable assets:	--
NET CAPITAL	$ 6,095

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ --
Minimum dollar net capital required	$ 5,000
Net Capital required greater of above amounts	$ 5,000
EXCESS CAPITAL	$ 1,095
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness)	$ 6,095

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from statement of financial condition)	$ --
Percentage of aggregate indebtedness to net capital	NA
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)	NA

1RECONCILIATION

The following is a reconciliation, as of March 31, 2007 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Uuaudited net capital	$ 6,095
Audit adjustments	-0-
Audited net capital	$ 6,095

See accompanying notes to financial statements

PART II

MICROTRADE NETWORKS, INC.

STATEMENT OF INTERNAL CONTROL

MARCH 31, 2007

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Microtrade Networks, Inc.
Irvine, California 92612

In planning and performing my audit of the financial statements and supplemental schedules of Microtrade Networks, Inc. (the "Company") for the year ended March 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Microtrade Networks, Inc.
Irvine, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

George Brenner

George Brenner, CPA

Los Angeles, California
May 23, 2007

END